UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SPUTNIK ENTERPRISES, INC.

(NAME OF ISSUER)

COMMON STOCK, $.001 PAR VALUE PER SHARE

(TITLE OF CLASS OF SECURITIES)

85219U 10 1

(CUSIP NUMBER)

David LaDuke
650 5th Street, Suite 303, San Francisco, CA 59427

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

April 14, 2008

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of {section}{section}240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

David LaDuke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

		43,000,000
NUMBER OF	8	SHARED VOTING POWER
SHARE
BENEFICIALLY		N/A
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		43,000,000
	10	SHARED DISPOSITIVE POWER

		N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

43,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

	N/A	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

86.4%
14	TYPE OF REPORTING PERSON *

IN

ITEM 1. Security and Issuer

This Schedule 13D relates to the Common Stock of SPUTNIK ENTERPRISES, INC. The principal executive offices of SPUTNIK ENTERPRISES, INC. are located at 650 5th Street, Suite 303, San Francisco, CA 59427.

ITEM 2. Identity and Background

(a)-(c) This Statement on Schedule 13D is being filed by David LaDuke.
Mr. LaDuke's business address is 650 5th Street, Suite 303, San Francisco, CA 59427. Mr. LaDuke is President and Director of Sputnik Enterprises, Inc.

(d)-(e) During the last five years, Mr. LaDuke: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. LaDuke is a citizen of the United States.

ITEM 3. Source of Amount of Funds or Other Compensation

Sputnik, Inc., of which Mr. LaDuke is the sole officer, director and shareholder, was issued 35,000,000 shares of Sputnik Enterprises, Inc., and Mr. LaDuke contributed 8,000,000 shares of common stock personally owned by him to Sputnik in furtherance of Sputnik Enterprise’s business plan as set forth in Schedule 14C filed with the SEC on January 14, 2008. No consideration was given or received in any of these transactions.

ITEM 4. Purpose of Transaction

Mr. LaDuke individually, and indirectly through the Sputnik, Inc., acquired the securities of Sputnik Enterprises, Inc. for the purpose of selling a controlling interest in Sputnik Enterprises, Inc. as set forth in Schedule 14C filed with the SEC on January 14, 2008.

Except as set forth above, Mr. LaDuke does not have any plans or proposals which, except as described in or which may be the result of a transaction described in (a) - (g) below, relate to or result in:

(a) the acquisition by any person of additional securities of Sputnik Enterprises, Inc., or the disposition of securities of Sputnik Enterprises, Inc., except that Mr. LaDuke has engaged in discussions concerning sale of his controlling interest in the company, owned indirectly through Sputnik, Inc., for which there are no binding agreements, commitments or understandings as of the date of this Schedule 13D;

(b) except as such may occur upon a sale of Mr. LaDuke’s controlling interest as described in (a), an extraordinary transaction, such as a merger, reorganization or liquidation, involving Sputnik Enterprises, Inc.;

(c) except as such may occur upon a sale of Mr. LaDuke’s controlling interest as described in (a), a sale or transfer of a material amount of assets of Sputnik Enterprises, Inc. or any of its subsidiaries;

(d) except as such may occur upon a sale of Mr. LaDuke’s controlling interest as described in (a), any change in the present board of directors or management of Sputnik Enterprises, Inc., including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) except as such may occur upon a sale of Mr. LaDuke’s controlling interest as described in (a), any material change in the present capitalization or dividend policy of Sputnik Enterprises, Inc.;

(f) except as such may occur upon a sale of Mr. LaDuke’s controlling interest as described in (a), any other material changes in Sputnik Enterprises, Inc.'s business or corporate structure;

(g) except as such may occur upon a sale of Mr. LaDuke’s controlling interest as described in (a), changes in Sputnik Enterprises, Inc.'s charter, bylaws or instruments corresponding thereto, other than changing its name, or other actions which may impede the acquisition of control of Sputnik Enterprises, Inc. by any person;

(h) causing a class of securities of Sputnik Enterprises, Inc. to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of Sputnik Enterprises, Inc. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer

(a) David LaDuke beneficially owns 43,000,000 shares of Common Stock, $.001 par value, of Sputnik Enterprises, Inc. The shares of Common Stock beneficially owned by Mr. LaDuke constitute approximately 86.4% of the total number of shares of common stock of Sputnik Enterprises, Inc. Applicable percentages are based upon 49,763,919 shares of common stock outstanding as of April 14, 2008.

(b) Mr. LaDuke has a power to vote or to direct the vote, and a power to dispose or to direct the disposition of, the shares beneficially owned by Mr. LaDuke.

(c) Mr. LaDuke acquired the Common Stock as a result of the transactions discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. LaDuke.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM 7. Material to be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2008

By:	/s/ David LaDuke
David LaDuke